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FOR IMMEDIATE RELEASE                    Contact: Norman Black, Public Relations
                                                  404-828-7593
                                                  Kurt Kuehn, Investor Relations
                                                  404-828-6977


                       UPS LAUNCHES CLASS A-1 TENDER OFFER

         ATLANTA, Feb. 4, 2000 -- UPS (NYSE:UPS) today launched a tender offer for 100,893,277 of its Class A-1 shares at a price of $60 per share.

         The tender offer is scheduled to expire on Friday, March 3.

         The company said it expects to fund the offer entirely with the $5.27 billion net proceeds of its Initial Public Offering. If additional funds are needed, UPS intends to use available cash.

         Last Nov. 10, in the largest IPO in Wall Street history, UPS raised $5.27 billion in net proceeds by issuing about 109.4 million shares of its Class B common stock to the public. The offering effectively placed about 10% of the company's shares in public hands and created an "acquisition currency" for the company in the form of public stock.

         Prior to the IPO, in its filings with the Securities and Exchange Commission, UPS announced its intention to use the net proceeds of the IPO to buy back some of its Class A-1 shares through a tender offer. The Class A-1 shares are held by employees, retirees, foundations and heirs of the original founders and currently cannot be sold in any public market.

         "We believe that using the IPO proceeds to fund this tender offer is an efficient way to allow our shareowners to sell a portion of their Class A-1 shares, if they so desire," said Robert J. Clanin, UPS's chief financial officer. "As we indicated at the time of the IPO, the net proceeds of the IPO are not needed to fund our current or foreseeable operations."

         The company added that each member of its Management Committee would personally participate in the tender offer, and that senior management believes that participation in the tender is consistent with UPS's historic emphasis on employee ownership of the company.



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         The details concerning the terms and conditions of the tender offer are set forth in an Offer to Purchase and related materials and will be filed with the Securities and Exchange Commission and are being forwarded to Class A-1 shareowners. The dealer manager for the offer is Morgan Stanley Dean Witter and the depositary is First Union National Bank.

         UPS is the world's largest express carrier and largest package delivery company, serving more than 200 countries and territories around the world. Headquartered in Atlanta, Ga., the company resides on the Web at http://www.ups.com.



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         Except for historical information contained herein, the statements made in this release constitute forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve certain risks and uncertainties, including statements regarding the intent, belief or current expectations of UPS and its management regarding the company's strategic directions, prospects and future results. Many factors may cause actual results to differ materially from those contained in the forward-looking statements, including our competitive environment, economic and other conditions in the markets in which we operate, strikes, work stoppages and slowdowns, governmental regulations, increases in aviation and motor fuel prices, cyclical and seasonal fluctuations in our operating results and other risk factors listed from time to time in UPS's reports filed with the Securities and Exchange Commission, including those risks detailed in the company's Prospectus, dated Nov. 9, 1999, under the caption "Risk Factors," which discussions are incorporated herein by reference.